June 13, 2006

VIA HAND DELIVERY AND EDGAR

Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	USG Corporation

Amendment Number Two to Registration Statement on Form S-1

Filed May 24, 2006

File No. 333-132203

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 14, 2006

File No. 1-08864

Dear Ms. Hardy:

USG Corporation (the “Company”) today filed by EDGAR Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated June 6, 2006, with respect to the Amendment No. 2 to Registration Statement on Form S-1 filed on May 24, 2006 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on February 14, 2006. Capitalized terms used in this letter without definition have the meanings specified in the Registration Statement. Please note that page references in the Staff’s comment letter have changed due to the revisions made in response to the Staff’s comments. Accordingly, page references contained in the responses below to comments on the Registration Statement are to the enclosed marked copies of the Registration Statement. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the responses of the Company.

Form S-1

General

1.	We note your response to our comment 2 of our letter dated May 11, 2006. It is unclear based on your response and revised disclosure whether the offering of the rights related to the 6,500,000 shares of common stock beneficially owned by Berkshire Hathaway is complete. For example, you refer in your response to “rights to be distributed” and “rights to be granted” to Berkshire Hathaway. Please revise to clarify this point. If the rights were already issued, please disclose the date. We may have further comment based on your response. Please tell us why you structured the transaction in this manner.

USG Corporation

June 13, 2006

The offering of rights relating to the 6,500,000 shares of common stock beneficially owned by Berkshire Hathaway is not complete. Those rights will be distributed to Berkshire Hathaway in its capacity as a stockholder of the Company as its pro rata portion of the rights to be distributed in the rights offering to all stockholders. In addition, under the Equity Commitment Agreement, Berkshire Hathaway is obligated to purchase from the Company up to 45,000,000 shares of common stock offered pursuant to the rights offering that are not issued pursuant to the exercise of rights. This obligation would include shares underlying rights distributed to Berkshire Hathaway that are not exercised in the rights offering. Through this arrangement, subject only to the very limited conditions in the Equity Commitment Agreement, the Company has certainty that it will raise gross proceeds of $1.8 billion through the rights offering and the backstop commitment.

Because Berkshire Hathaway’s obligations with respect to the 6,500,000 shares currently owned by Berkshire Hathaway relate to a contract entered into before the filing of a registration statement relating to the rights offering, the rights and underlying shares of common stock issuable to Berkshire Hathaway with respect to those shares were offered on a private basis, and Berkshire Hathaway agreed to purchase those shares on a private basis. As a result, the exercise of rights distributed to Berkshire Hathaway will be consummated as a private placement. Accordingly, these rights and shares are not included in the Registration Statement. We have revised footnote 1 on the cover page of the prospectus to clarify that the rights to be distributed to Berkshire Hathaway in the rights offering and the shares into which those rights are exercisable were offered and will be sold in a private placement.

Questions and Answers About the Rights Offering, page 1

How does the backstop commitment work?, page 4

2.	We note that in the Equity Commitment Agreement, Berkshire Hathaway Inc. agrees to purchase rights that were not issued in the rights offering, up to 45,000,000 shares or $1.8 billion, less the “Investor Rights Offering Shares,” which appear to be the 6,500,000 shares owned by Berkshire Hathaway. We also note that Berkshire Hathaway agrees to exercise the rights distributed on the “Investor Owned Shares,” which appear to be the 6,500,000 shares owned by Berkshire Hathaway. Please revise to clarify this point in your prospectus. Your disclosure in this Question, as well as on page 38 is confusing in light of how the Equity Commitment Agreement is drafted.

As discussed above, as backstop purchaser under the Equity Commitment Agreement, Berkshire Hathaway is obligated to purchase from the Company up to 45,000,000 all of the shares of common stock offered pursuant to the rights offering that are not issued pursuant to the exercise of rights. This obligation would include shares underlying rights distributed to Berkshire Hathaway that are not exercised in the rights offering. Section 2(a) of the Equity Commitment Agreement provides that Berkshire Hathaway’s obligations under this backstop commitment are limited to 45,000,000 shares of common stock less the number of “Investors Rights Offering Shares” previously purchased by Berkshire Hathaway. In the Equity

USG Corporation

June 13, 2006

Commitment Agreement, the term “Investor Rights Offering Shares” refers to those shares issuable upon exercise of the rights distributed to Berkshire Hathaway in the rights offering on the basis of the 6,500,000 shares of common stock that Berkshire Hathaway will own on the record date of the rights offering. Accordingly, to the extent Berkshire Hathaway (or its transferee) exercises rights distributed to Berkshire Hathaway in the rights offering, the shares underlying those rights would constitute Investor Rights Offering Shares as that term is used in the Equity Commitment Agreement and the 45,000,000 share limit would be decreased by the number of shares underlying those rights.

In response to the Staff’s comments, the Company has revised the disclosure on pages 4 and 38.

What are the material U.S. federal income tax consequences…, page 6

3.	Please delete “to the effect” and so that you state counsel’s opinion here, on page 14 and on page 33. We note that counsel is providing a “should” opinion rather than a “will” opinion. If counsel provides a “should” opinion, it must explain why it cannot give a “will” opinion, describe the degree of uncertainty as to the opinion and if appropriate, provide appropriate disclosure setting forth the risks to investors.

In response to the Staff’s comments, the Company has revised the disclosure on pages 6, 14 and 33 to explain why Jones Day is providing a “should” opinion.

Legal Matters, page 46

4.	Please revise to disclose the “certain matters” referred to in this section.

In response to the Staff’s comments, the Company has revised the disclosure on page 46.

Exhibit 5.1

5.	Because the rights are contractual obligations and the legality opinion must opine on whether the contract is a legally binding contract, counsel must opine on the laws of the state governing the rights. It appears that the Rights Plan, Rights and the Rights Certificates are governed by Delaware law pursuant to Section 30 of the Reorganization Rights Plan, dated as of January 30, 2006. Counsel’s opinion is currently limited only to Delaware General Corporation Law. Please revise.

In response to the Staff’s comments, the Company has filed an opinion of Richards, Layton & Finger, PA as Exhibit 5.2 to the Registration Statement in which such counsel opines that the rights to be issued in the rights offering will be the binding obligations of the Company. In addition, the Company has filed a revised opinion from Jones Day as Exhibit 5.1 to the Registration Statement.

Note, however, for purposes of clarification that while the rights to be issued pursuant to the rights offering will be contractual obligations governed by Delaware law, they will not be

USG Corporation

June 13, 2006

issued pursuant to the Reorganization Rights Plan as your comment suggests. The Reorganization Rights Plan, which relates to one of the Company’s two “poison pills,” governs preferred stock purchase rights that, except in limited circumstances, would be issued if any person other than the backstop purchaser acquires beneficial ownership of 5% or more of the Company’s common stock. The opinion of Jones Day with respect to the poison pill rights opines that such rights will be validly issued (subject to the limitations, qualifications and assumptions set forth in the opinion).

Exhibit 8.1

6.	In response to comment 9 of our letter dated May 11, 2006, it is not clear whether you have filed a long-form or a short-form of tax opinion. There appear to be other material tax consequences discussed in your prospectus which do not appear in your opinion. For example, the tax opinion does not state the opinion of Jones Day in your prospectus that the distribution of rights should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code. If you wish to use a short-form opinion, the opinion and the prospectus both must to state clearly that the discussion in the tax consequences section in the prospectus is counsel’s opinion.

In response to the Staff’s comments, the Company has revised the disclosure on page 44 to state that the discussion of material U.S. federal income tax consequences is the opinion of Jones Day and has filed a revised tax opinion from Jones Day as Exhibit 8.1 to the Registration Statement.

* * * * *

USG Corporation

June 13, 2006

Please do not hesitate to call me (312-269-4154) or Charles T. Haag (202-879-3468) if you wish to discuss this amendment.

Very truly yours,

/s/ Timothy J. Melton

Timothy J. Melton

Enclosures

cc:	Lesli Sheppard

Securities and Exchange Commission

J. Eric Schaal

Ellis A. Regenbogen

Richard H. Fleming

Stanley L. Ferguson

USG Corporation

Charles T. Haag

Jones Day